Exhibit 99.1

ASML ANNOUNCES 2005 SECOND QUARTER RESULTS

VELDHOVEN, the Netherlands, July 13, 2005 — ASML Holding NV (ASML) today announced 2005 second quarter results as follows:

•	Net sales of EUR 763 million Q2 2004: Net sales of EUR 616 million Q1 2005: Net sales of EUR 685 million

•	Net profit of EUR 112 million / 14.6 percent of sales Q2 2004: Net profit of EUR 65 million / 10.6 percent of sales Q1 2005: Net profit of EUR 100 million / 14.6 percent of sales

•	Net bookings of 24 systems with a value of EUR 297 million Q2 2004: Net bookings of 83 systems / EUR 982 million Q1 2005: Net bookings of 35 systems / EUR 323 million

“Q2 2005 results exceeded expectations as ASML delivered its seventh quarter of profitable execution,” said Eric Meurice, president and CEO, ASML. “In addition to strong growth, profitability and liquidity performance, we have strengthened our market share position by gaining new customers in Asia and reinforced our technology leadership by shipping the first TWINSCAN™ XT:1400i, our third-generation immersion system.”

Operations Update

In Q2 2005, ASML net sales increased 24 percent year-on-year as the company shipped 44 new and 7 refurbished systems and generated revenue from field and service options of EUR 83 million. Net sales for Q1 2005 included the shipment of 50 new and 9 refurbished machines and revenue from field and service options of EUR 53 million.

The Q2 2005 average selling price for an ASML system was EUR 13.3 million, which is a 24 percent increase over the Q1 2005 average selling price of EUR 10.7 million. The Q2 2005 average selling price for a new ASML system was EUR 14.8 million, a 20 percent increase over the Q1 2005 average selling price for a new ASML system of EUR 12.3 million.

In Q2 2005, ASML generated a net profit of EUR 112 million or EUR 0.23 per ordinary share. The Q1 2005 net profit was EUR 100 million or EUR 0.21 per ordinary share. The company’s Q2 2005 gross margin was 39.1 percent, compared with the Q1 2005 gross margin of 40 percent.

The order backlog as of June 26, 2005 comprised 80 lithography systems (new and refurbished systems) with an average selling price of EUR 12.3 million per system. As of March 27, 2005, ASML’s backlog included 107 lithography systems (new and refurbished systems) with an average selling price of EUR 12.9 million per system.

ASML concluded Q2 2005 with EUR 1,544 million in cash and cash equivalents, compared with the company’s cash position of EUR 1,320 million at the end of Q1 2005, an increase of EUR 224 million.

The company’s Q2 2005 research and development (R&D) expenditures were EUR 82 million net of credit, compared with Q1 2005 R&D expenditures of EUR 79 million net of credit. Selling, general and administrative (SG&A) expenses were EUR 55 million in Q2 2005, an increase of EUR 4 million over Q1 2005 expenditures mainly due to non-recurring expenses.

Outlook

“Q2 bookings at 24 units were low, confirming the backlog correction which we expected at the beginning of the quarter. We are confident however that we will book more systems in Q3 2005 than in Q2 2005, as encouraging signs include the level of booking activity at the beginning of the quarter and developing utilization improvements from traditional ASML customers,” said Meurice. “Our relatively low level of order intake in the last three quarters will have an effect on our shipment levels in the next few quarters. However in view of our continued focus on cost reduction and efficiency, we expect to meet our profit targets.”

ASML expects to ship 38 systems in Q3 2005. The Q3 2005 ASP for new systems to ship is expected to be EUR 14.5 million. The ASP for new and refurbished systems scheduled to ship in Q3 2005 is EUR 11.8 million, due to a product mix favoring refurbished systems. The Q3 2005 backlog supports a gross margin in the 35-37 percent range.

In Q3 2005, quarterly R&D expenses are expected to remain at approximately EUR 80 million, net of credit. SG&A expenses are expected to decrease below EUR 50 million in Q3 2005.

New Product Developments

At this time, ASML will not make a significant financial commitment to flat panel display tool development due to market uncertainties. The company remains interested in the introduction of such a tool in the future and will continue to explore relevant technologies and opportunities.

ASML also announced a new lithography system with the highest numerical aperture (NA) – 1.2 – in the semiconductor industry. The ASML TWINSCAN™ XT:1700i system is a 193 nm immersion scanner capable of volume chip production at the 45 nm node. The first shipment to a customer, a leading semiconductor manufacturer ordering its second ASML immersion system, is scheduled for Q1 2006. For more information, please visit ASML.com.

About ASML

ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at ASML.com.

IFRS Financial Reporting

ASML reports its financial figures in US GAAP, accounting principles generally accepted in the United States. US GAAP will continue to be the primary accounting standard for the company’s quarterly financial results and annual reports.

However, companies quoted on European stock exchanges are now required to publish financial statements in accordance with International Financial Reporting Standards (IFRS). As of this quarter, ASML will also report its financial results in accordance with IFRS.

The 2005 Dutch statutory report will be based on IFRS, rather than Dutch GAAP as in prior years.

The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of stock option plans and the accounting of existing convertible bonds.

IFRS statements of operations, IFRS statements of cash flow and a reconciliation of net income and equity from US GAAP to IFRS are available on ASML.com.

Conference Calls

A conference call for journalists, hosted by ASML CEO Eric Meurice and CFO Peter Wennink, to discuss the Q2 2005 financial results will begin today, July 13, 2005, at 10.00 Central European Time. Dial in numbers are as follows: the Netherlands – +31 70 304 3321; and the US – +1 703 621 7403.

A conference call for financial analysts, also hosted by ASML CEO Eric Meurice and CFO Peter Wennink, on the same topic will also be held today, July 13, 2005, at 16.30 Central European Time / 10:30 a.m. Eastern US time. Dial in numbers are as follows: the Netherlands – +31 20 531 5871; and the US – +1 706 679 0473.

A presentation to accompany the calls is available on ASML.com.

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.